SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release

TIM

You, without borders.

1Q09

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter 2009

BOVESPA[1] (lot = 1 share) TCSL3: R$6.99 TCSL4: R$3.79 NYSE[1] (1 ADR = 10 PN shares) TSU: US$17.61 (1) closing prices of May 05th, 2009
Rio de Janeiro, May 05th, 2009 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the fisrt quarter of 2009. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a national presence.

The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2008 (1Q08), except when otherwise indicated.

1Q09 Highlights

1Q09 Conference Call

Conference Call in English:
May 06th, 2009, at 09:00 AM
Brasília time. (08:00 AM US ET)

Conference Call in Portuguese:
May 06th, 2009, at 10:30 AM
Brasília time. (09:30 AM US ET)

For further information, please
access the Company’s website:
www.timpartri.com.br

IR Contacts:

Rogerio Tostes
rtostes@timbrasil.com.br
(55 21) 4009-3742

Fabio Levy
flcosta@timbrasil.com.br
(55 21) 4009-3446

Diego Aragão
dmaragao@timbrasil.com.br
(55 21) 4009-4017
•Subscriber base: stop market share erosion - TIM ended 1Q09 with 36.1 million users (11.0% higher than 1Q08), with a negative net addition of 306K, following a base clean-up of ~1 million lines. In March we stabilized the market share.

•Top line: Still under impact – Totaling R$3,012 million (or +0.6% YoY), and still under the impact of inertial effect from 2008 (post-paid base erosion and low aggressiveness on pre-paid)

•VAS: Robust growth – Gross revenue totaled R$430 million up 31.4% from 1Q08, and accounting for 11% of total gross service revenue (compared to 8% in 1Q08).

•ARPU declined 12% YoY to R$26.0 – Reflecting worsening subscriber base mix (-6% pre-paid ARPU and -2% post-paid ARPU).

•ARPM: Maintaining high level - At R$0.37/min in the 1Q09 and up from R$0.31/min in 1Q08 and R$0.35/min in 4Q08, due to reduction in promotional traffic.

•Bad debt: Rigorous approach – The 1Q09 amounted to R$134 million, a drop of 50% or 24% from normalized 1Q08 (R$177 million). Bad debt stood at 4.8% of net service revenue (vs 9.6% or 6.2% on normalized 1Q08).

•Total Opex was down 2.4% YoY – Accounting for R$ 2,402 million in the quarter, as a result of cost efficiency discipline.

•EBITDA: Came to R$609 million +14,4% YoY with a margin of 20,2%; normalized EBITDA, reflecting Embratel agreement, totaled R$673 million and a margin of 22.4%

•CAPEX totaled R$194 million in the quarter.

•Operating free cash flow came in negative of R$1,251 million, mainly due to cash-out of 4Q08’s capex and FISTEL tax collection.

Message from the Management

The first quarter 2009 was a restructuring quarter, still impacted by negative effects coming from 2008, showing a critical flat revenues growth year-on-year.

We have executed the re-launch plan within estimated time and with results in line with our expectations. We concentrated our efforts, reinforcing TIM competitive position in order to prepare the ground to the re-launch plan. In this extent, we highlight the actions taken and achievements of 1Q09:

• New strategy: focusing on ‘Value’. We hosted the biggest dealer convention in TIM ever, with focus on value. During the event, we have sold 1 million handset;

• Organization structure: marketing driven and focused on simplification and de-layering. We changed the regional structure as to gain operating performance. Today we have a young team, very focused and motivated;

• Clean up: disconnection of around 1 million of inactive clients, mainly in prepaid. The action taken contributed to market share erosion in the first 2 months, already stopped in March;

• Embratel: dispute resolution on both interconnection and regulatory side, which lead to a negative impact on Ebitda (-R$64 million) and a positive one in the cash in (+R$90 million). The deal allows TIM to establish a better relationship with the operator even considering the relevant commercial contracts in place;

• Service and Network Quality: investing on capacity in order to improve network quality to better support the value customer’s service. As a result, TIM’s quality KPI measured by Anatel enhanced from one year ago #6 position to #2 position as of today;

• Brand repositioning: launch of the new repositioning campaign with a new slogan (‘You, without borders’) that has been really appreciated (88% of the interviewed people declared it was excellent / good). More spending in advertising increased our share of voice allowing us to also increase our Top of Mind from third to second position.

• Offering: We have adopted new approach on post-paid high-end (VIP), through Da Vinci plan and also remodeled the pre-paid offer (trough Infinity plan), to a concept of unlimited offer (and not a promotion).

• Selling: We have changed the commissioning format toward a valuable proposition. We met an extraordinary goal of around 1 million of handset sold, mainly to support next campaigns, in our first national Dealer Convention.

• Efficiency Plan: We oriented efforts (mainly IT, HR, G&A) in order to finance the investment on growth (mainly advertising and subsidy)

• Intelig: This agreement confirms Telecom Italia Group commitment into Brazilian market and allows TIM to solve an infrastructural network constrain (leased line expenses has grown by 26% YoY), besides of creating new opportunities of business in the corporate segment. The signing of the agreement set the first step of the transaction. The closing will occur upon the achievement of certain conditions precedent, particularly prior approval from Anatel.

The main challenges we are facing for year 2009 are: i) revert post-paid base erosion and come back to growth; ii) enhance pre-paid MOU, leveraging on the price iii) accelerate efficiency plan to finance investment on growth and defend profitability.

We expect for the second quarter of 2009 the KPIs rebound and for the second semester, a higher revenues growth which aligned with the efficiency plan will guide the company to a profitable and sustainable growth.

We are confident that we are now on the right course to lead the Company back to its sustainable and profitable growth on the 2H09.

Luca Luciani

Operational Performance

Brazilian Market overview

The Brazilian mobile market totaled 153.7 million lines in March, a growth of 22.1% on a yearly basis. The penetration rate reached 80.5% in the 1Q09, compared to 66.6% in the same period of 2008. Net additions of the quarter stood at 3.0 million (a decrease of 37.2% when compared to the 1Q08).

The pre-paid segment continues to drive the market growth due the increase of naked SIM cards sales (and empowered by on-net calls promotions). Pre-paid market mix reached 81.6% compared to 80.9% in the 1Q08 to 125.4 million users (+23% YoY). On the post-paid segment, total users reached 28.3 million, an increase of 17% YoY.

TIM’s Performance

Our total subscriber base ended the quarter with 36.1 million clients, 11% up from 1Q08. It is important to take into account our subscriber base clean-up (~1 million lines), mainly in the pre-paid base. TIM ended the 1Q09 with a market share of 23.5% (vs. 25.9% in 1Q08).

Pre-paid segment reached 29.9 million, up 16.1% from 1Q08, while the post-paid came at 6.2 million users in the quarter (-8.6% from 1Q08), and representing 17.1% of total subscriber base (vs. 20.8% in 1Q08).

Net addition in the 1Q09 was negative in 306K lines, as a result of the aforementioned clean-up. However, in the last month of the quarter (March), we observed the first signs of a rebound on net additions trend, with 29.0% of net share (vis-à-vis 2008 average of 17.4%) – the highest since January 2008.

Our 3G services are already in more than 50 cities in Brazil, including all the main metropolitan areas. The GSM coverage achieved 93% of the country’s urban population, serving around 2,800 cities. Also, our GSM coverage counts with 100% of GPRS and around 75% of EDGE.

Marketing & Sales Activities

Marketing & Sales Activities

While waiting for the launch of new offering portfolio, we focused on the best way to take advantage from the current portfolio. In this sense, we had the following promotions:

Mobile: TIM adopted a more aggressive approach on the post-paid subsidies.

Broadband:
- Post-paid: Media campaign and aggressive subsidy offering.
- Pre-paid: Launch of an innovative offer aiming at providing internet for users based on a “pay as you go” concept with no monthly fee requirements.

Fixed: Media campaign and launch of unlimited on-net calls promotion. TIM also launched a free handset offer for clients who ported their numbers.

Innovation: TIM exclusively launched the ‘BlackBerry Storm’. The handset addresses the high-end segment (consumer and corporate), through a cutting-edge multimedia capability and touch screen system. TIM was the first mobile operator to launch the BlackBerry in Brazil and currently has the largest smart-phone customers’ base in the market.

Furthermore, we have also started the brand repositioning process, in which we highlight the following achievements:

• Campaign to reinforce TIM’s leadership “DNA” and to get even closer to the customers.

• Launch of new format and slogan aimed at conveying new concepts, such as: 1) “all is possible” (Open Mind); 2) closeness to clients (“You, without borders”).

This repositioning was the base for the launch of the new offering portfolio. Three new offers have already been launched:

• Infinity: An innovative concept that allowed TIM to move from a promotional approach to a structural benefit approach. The new plan allows clients to make local calls to any TIM’s numbers (fixed and mobile) paying only the first minute of each call. The Infinity is already available for new and existing customers.

• Da Vinci: A segmented offer exclusively tailored for high-value users, with coherence between product, service and exclusive caring services. Through a monthly fee, Da Vinci’s clients have unlimited ‘all directions’ calls in Brazil (including when in national roaming), and unlimited data traffic including SMS, MMS, video calls and speeds up to 7.2 Mbps to internet access.

• Empresa Simples: Focusing on the small and middle companies, this is a convergent offer, gathering mobile-fixed-broadband services in a single bill.

Finally, we organized the major sales convention of TIM’s history aiming at repositioning the sales chain to value (focusing on the post-paid), with a new commissioning policy (attached to value and not only volume).

All in all, we have launched on the first quarter the pillars to get back to positive net additions in the post-paid segment (higher gross additions and lower churn rates).

Financial Performance

Selected financial data – Revenue

	1Q09	1Q08	% Y-o-Y	4Q08	% Q-o-Q
R$ thousands
Gross Revenues	4,212,130	4,218,914	-0.2%	4,898,282	-14.0%
Telecommunications Services	3,834,598	3,897,048	-1.6%	4,364,901	-12.1%
Usage and Monthly fee	1,878,636	1,952,049	-3.8%	2,238,602	-16.1%
Long distance	455,696	489,330	-6.9%	502,044	-9.2%
Interconnection	1,045,890	1,101,177	-5.0%	1,134,400	-7.8%
Value added services - VAS	429,684	327,068	31.4%	471,257	-8.8%
Others	24,692	27,424	-10.0%	18,598	32.8%
Handset sales	377,532	321,866	17.3%	533,381	-29.2%
Discounts and deductions	(1,200,462)	(1,225,956)	-2.1%	(1,354,144)	-11.3%
Taxes and disc. on services	(1,011,619)	(1,059,385)	-4.5%	(1,142,164)	-11.4%
Taxes and disc. on handset sales	(188,843)	(166,571)	13.4%	(211,981)	-10.9%
Net Revenues	3,011,668	2,992,958	0.6%	3,544,138	-15.0%
Services	2,822,979	2,837,663	-0.5%	3,222,737	-12.4%
Handset revenues	188,689	155,295	21.5%	321,401	-41.3%

VAS at 11.2% of gross service revenues in 1Q09.
Operating Revenues

Total gross revenues reached R$4,212 million in the 1Q09, and in line with 1Q08’s R$4,219 million (and down 14% compared to the 4Q08). The main breakdowns and highlights are presented as follows:

Usage and Monthly fee revenues dropped by 3.8% on a yearly basis, to R$1.879 million in 1Q09. The decrease continues to reflect the post-paid mix decline (17.1% in 1Q09 vs. 20.8% in 1Q08), and lower MOU outgoing (-29% YoY) – following a much less aggressive promotional traffic. Total MOU came to 70 min. (vs. 94 min. in 1Q08).

Long distance revenues reached R$456 million in the 1Q09, down 6.9% when compared to R$489 million posted in the 1Q08. The reduction also reflects post-paid mix decline and LD lower promotions.

Interconnection revenues came at R$1,046 million in the 1Q09, down 5% when compared to R$1,101 million in the 1Q08. Such performance reflects the continuing push on on-net offers by the entire market and TIM post-paid mix decline (since post-paid incoming traffic is 2x more than pre-paid). Interconnection revenues as a percentage of total gross revenues reached 25% in 1Q09 (vs. 26% in 1Q08).

Gross VAS revenues, amounted to R$430 million in the quarter, up to 31.4% from the R$327 million reported in the 1Q08 and corresponding to 11.2% of gross service revenues

ARPU: R$26.0 in the 1Q09
(vs. 8.4% in the 1Q08). The strong performance of VAS revenues was largely influenced by innovative services that include mobile broadband, accounting for 80% of total VAS revenues in the period.

Net handsets revenues accounted for R$189 million in the quarter, 21.5% higher than R$155 million reported in the 1Q08. The increase is largely explained by a better handset portfolio mix, especially in the premium segment, together with higher gross addition (+1.3% YoY) and 3G handset sales, which already accounted for 10% of total sales.

Total net revenues in 1Q09 amounted to R$3,012 million, a slightly increase of 0.6% compared to R$2,993 million registered in the 1Q08. Net service revenues came at R$2,823 million, a small decrease of 0.5% compared to the same period of 2008.

ARPU (average revenue per user) of R$26.0 in the 1Q09, a drop of 11.9% compared to R$29.5 in the 1Q08. Such performance reflects basically:

	•	the post-paid subscribers’ base reduction and its decline in the total customer base mix
	•	the pre-paid worsening MOU due to lower promotional traffic
	•	as a consequence of the above, post-paid ARPU declined -2% YoY and pre-paid ARPU -6% YoY
ARPM picked R$0.37, following less promotional traffic	The reduction in promotional traffic led to a sound increase in the Average Revenue per Minute (ARPM) which increased to R$0.37/min in the 1Q09 (up from R$0.31/min in 1Q08 and R$0.35/min in 4Q08).

Selected financial data – Operating Costs and Expenses

	1Q09	1Q08	% Y-o-Y	4Q08	% Q-o-Q
R$ thousands
Operating Expenses	(2,402,217)	(2,460,170)	-2.4%	(2,613,134)	-8.1%
Personnel expenses	(157,959)	(162,625)	-2.9%	(164,186)	-3.8%
Selling & marketing expenses	(709,130)	(598,141)	18.6%	(708,347)	0.1%
Network & interconnection	(984,633)	(1,044,547)	-5.7%	(1,048,241)	-6.1%
General & administrative	(103,488)	(123,779)	-16.4%	(118,883)	-13.0%
Cost Of Goods Sold	(324,451)	(263,235)	23.3%	(439,650)	-26.2%
Bad Debt	(134,453)	(271,701)	-50.5%	(130,554)	3.0%
Other operational revenues (expenses)	11,897	3,858	208.4%	(3,272)	-

Operating Costs and Expenses

Operating costs and expenses achieved R$ 2,402 million in the quarter, a decrease of 2.4% when compared to 1Q08, as a result of maintaining rigorous approach on costs. Although we had a more intense commercial activity (following the re-launch phases) and higher COGS (due to 3G handset sales), these expenses were offset by lower Network/ Interconnection, G&A and Bad Debt. Breakdown details are presented as follows:

Personnel expenses amounted R$158 million in the 1Q09, down 2.9% in a yearly comparison, despite a slight increase of 1.1% in headcount to 10,212 employees in the same period. The workforces’ increase was concentrated in support areas such as: call center and sales.

Selling expenses accounted for R$709 million in the 1Q09, up to 18.6% compared to R$598 million posted in the 1Q08. The performance is explained basically by higher commissioning (due to acquisition and pre-paid recharge) and increase of advertising expenses during the 1Q09, following the 2009 re-launch plan, comprised by brand repositioning, distinctive offers and new plans.

Network and interconnection cost totaled R$985 million in the 1Q09, down 5.7% when compared to R$1,045 million reported in the 1Q08. On the interconnection side, the reduction is partially explained by a lower traffic volume (following less aggressive promotions) and post-paid base decline (which impacted outgoing traffic). On the network side, TIM registered an increase of 36,6% on a yearly basis, mainly in network maintenance expenses and leased lines costs to support our 3G roll-out.

Embratel Agreement: in the quarter we agreed on the interconnection and regulatory issues with Embratel, which had negative impact on Ebitda (-R$64 million), and a positive cash in (R$90 million). The deal allows TIM to establish a better relationship with the operator even considering the relevant commercial contracts in place.

General and administrative expenses (G&A) ended 1Q09 accounting for R$103 million, 16.4% down from R$124 million in the same period of 2008, largely explained by a decrease in IT maintenance service and consulting/legal services.

Cost of goods sold reached R$324 million in the quarter and corresponding to an increase of 23.3% compared to 1Q08. The increase followed higher 3G handset and modems sales – which accounted for 10% of total and a more costly portfolio mix.

Bad debt expenses in 1Q09 amounted R$134 million, 50.5% drop compared to the reported R$272 million in 1Q08 (but -23.9% from normalized level of 1Q08 if excluding the extraordinary impact from the telesales channel in that quarter). Such performance reflects the implementation of a new controlling rules and stricter credit analysis that took place in the 2H08. In the 1Q09, bad debt as a percentage of net revenue service stood at 4.8% (vs. 6.2% normalized level in 1Q08).

Other net operating revenues totaled 11.9 million in the 1Q09, compared to R$3.9 million in 1Q08. Since the fourth quarter of 2008, and pursuant to rule MP449/08, the Company adopted new accounting procedures. Thus, non-operating revenues/expenses started being accounted as Other Operating Revenue/Expenses.

Subscriber acquisition costs (SAC) in the 1Q09 reached R$135, an increase of 15% compared to R$117 registered in the 1Q08, and an increase of 40% compared to R$96 in the 4Q08. In a yearly comparison, such performance is justified mainly due to an increase in 1) advertising & promotions (vis-à-vis the re-launch plan campaigns mentioned before); 2) commissions (following new commission structure, with focus on profitability instead of volume) and; 3) subsidies (due to a more aggressive approach on the high-end post-paid segment and broadband access modems). In a quarterly comparison, the increase is explained by the same reasons above with emphasis on Advertising & Promotions. As for the SAC/ARPU ratio, it achieved 5.2 times in 1Q09 (vs. 4.0 times in 1Q08 and 3.2 times in 4Q08).

EBITDA

Reported EBITDA (earnings before interests, taxes, depreciation and amortization) totaled R$609 million in the 1Q09 (or R$673 million if normalized by Embratel dispute impact of R$64 million in the 1Q09). On a yearly basis, TIM has shown an improvement of 14.4% from R$533 million in 1Q08 (or +7.3% from R$628 million normalized), backed by strict control on costs. As for the quarterly comparison, reported EBITDA in 1Q09 registered a decrease of 34.5% from R$931 million in the 4Q08, mainly due to seasonal impacts (or -27.7% normalized).

Reported EBITDA margin reached 20.2% in this quarter (or 22.4% when normalized for Embratel’s dispute impact mentioned above). On a yearly basis, EBITDA margin increased 240bps (or 150 bps normalized) and on quarterly comparison a drop of 610bps (or -390bps normalized), following seasonal impacts.

Depreciation and Amortization

Depreciation and amortization amounted to R$641 million, 12.1% higher than the R$572 million reported in the 1Q08 and up 3.1% compared to R$622 million in the 4Q08. The year-over-year increase is largely explained by the 3G network deployment and license amortization.

EBIT

EBIT (earnings before interest and taxes) totaled negative R$31.8 million in the 1Q09, compared to a loss of R$39.2 million in 1Q08, thanks to EBITDA evolution year-over-year but offset by an increasing in depreciation & amortization.

Net Financial Result

Net financial expenses totaled R$69.3 million in the quarter, in line when comparing to R$73.6 million in the 1Q08.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided by tax law. The 1Q09 higher income tax and social contribution is due to additions in subsidiaries which led the pre-tax base upward.

Net Loss

TIM ended the quarter with a net loss of R$144 million, an increase of 14.8% when compared to R$125.5 million posted in 1Q08, as a result of higher depreciation/amortization and income tax.

Capex

Investments totaled R$194 million in the first quarter, representing 6.5% of net revenues. From the total Capex, 55% (or R$106 million) were invested in Network/IT to follow our 3G network roll-out and to empower our GSM coverage expansion.

Net financial position and free cash flow

Gross debt amounted to R$3,473 million (of which 65% in the long term), up from R$3,225 million in 4Q08, mainly due to the decrease in the net derivatives result. The Company’s debt is composed by long-term financing from BNDES (Brazilian Development Bank) and BNB (Banco do Nordeste do Brasil), as well as borrowings from other local financial institutions. Approximately 35% of our total debt is denominated in foreign currency (USD and JPY), and it is 100% hedged in local currency (Resolution CMN N. 2.770) .

Also, it’s important to mention that TIM’s average cost of debt stood at 12.47% in the 1Q09 compared to 10.96% in the 1Q08, reflecting the benchmarking Selic trend.

Cash and cash-equivalents reached R$456 million, while net debt (gross debt less cash and cash-equivalents) totaled R$3,017 million, compared to R$1,670 million reported at the end of the 4Q08.

Operating free cash flow was negative in R$1,251 million (mainly due to cash-out of 4Q08’s capex and FISTEL tax payment of around R$450 million) and a negative non-operating free cash flow in the amount of R$96 million. TIM generated a negative net cash flow of R$1,347 million in the quarter.

Dividends

The Company’s Management approved, on April 2nd, 2009, that the outstanding balance of the Net Profits, in the amount of R$171.1 million (and equivalent to R$0.1107 per preferred share and R$1.107 per ADR), will be fully distributed as dividends to the Company’s preferred shareholders. The shareholders that have purchased shares until April 2nd, 2009, inclusive, are entitled to dividend rights. The payment of the related dividend will be on June 16th, 2009.

Ownership Breakdown

Ownership Breakdown*
	Common	%	Preferred	%	Total	%
TIM Brasil	649,205,378	81.32	987,987,984	63.93	1,637,193,362	69.85
Others	149,145,599	18.68	557,487,576	36.07	706,633,175	30.15
Total	798,350,977	100.00	1,545,475,560	100.00	2,343,826,537	100.00

*Information concerning the shareholding percentages of TIM PART are still subject to changes due to the Capital Increase deliberated at its Extraordinary Shareholders Meeting, dated of April 2, 2009.

Recent Events
  Intelig - Merger Agreement: On April 16th, 2009, TIM announced a merger agreement with Docas Investimentos S.A. that grants 100% control of Intelig Telecomunicações Ldta. Intelig is a telecommunications company active on the local, national and international long distance calls, as well as data transmission.

About TIM Participações S.A.

TIM Participações provides telecommunication services nationwide through its direct subsidiaries TIM Celular S.A. and indirect TIM Nordeste S.A. The Company launched its operations in Brazil in 1998 and consolidated its nationwide footprint 2002 onwards, thus becoming the first wireless operator to be present in all of Brazilians states.

The Company through the GSM technology (Global System for Mobile Communications), has a national coverage of approximately 93% of the urban population and provides services of mobile, fixed, data transmission and Internet access in high speed, hence offering convergent services to all of its clients, in a single company.

TIM has a strong positioning in the market due to Innovation that, throughout its path in Brazil, has become pioneer in the launch of several products and services such as: multimedia messages (MMS); TIM Music Store and BlackBerry. In 2008, the Company strengthened its positioning with the launch of third generation services under the TIM 3G+ brand, bringing other innovative services like TIM Web Broadband , Video Call and TIM TV. In September 2008, TIM launched ‘TIM Fixo’ – the most competitive and convenient option in fixed residential telephony, making another important step towards in convergent services strategy.

  National Presence since 2002

  Network: leadership in coverage and quality

  Unique “Pure Mobile” convergence offering

  Sustainability: included in ISE index

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group. Innovation and quality are two of strategic pillars that TIM shares with its controller, hence allowing a great competitive advantage in the market. For that, TIM makes substantial investments in technology and optimizes synergy with its controller group, through the sharing of experiences and adopting best practices policy, in order to provide innovative solutions to all of its clients. In addition, TIM relies on a specialized staff, always aware of technological changes in the telecom sector.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statements (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	EBITDA Calculation Statement (BR GAAP)
Attachment 5:	Consolidated Operational Indicators
Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.timpartri.com.br

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (BR GAAP) (R$ Thousand)

DESCRIPTION	1Q09	1Q08%		4Q08%

ASSETS	14,260,713	13,716,092	4.0%	16,239,468	-12.2%

CURRENT ASSETS	4,299,775	4,725,081	-9.0%	5,834,853	-26.3%
Cash and cash equivalents	450,953	609,293	-26.0%	1,531,543	-70.6%
Short-term investments	5,271	50,444	-89.6%	23,048	-77.1%
Accounts receivable	2,259,895	2,701,779	-16.4%	2,635,355	-14.2%
Inventories	431,159	251,883	71.2%	548,514	-21.4%
Recoverable Taxes	560,052	478,285	17.1%	603,353	-7.2%
Deferred income and social contribution taxes	38,223	16,817	127.3%	49,451	-22.7%
Prepaid expenses	509,499	545,144	-6.5%	155,825	227.0%
Derivative contracts	10,094	41,176	-75.5%	260,925	-96.1%
Other assets	34,629	30,260	14.4%	26,839	29.0%

NONCURRENT	9,960,938	8,991,011	10.8%	10,404,615	-4.3%
Noncurrent assets
Long-term investments	9,009	3,917	130.0%	9,911	-9.1%
Recoverable Taxes	228,732	228,211	0.2%	226,975	0.8%
Deferred income and social contribution taxes	110,763	-	-	110,763	0.0%
Judicial deposits	150,659	115,098	30.9%	143,924	4.7%
Prepaid expenses	13,073	7,850	66.5%	13,693	-4.5%
Derivative contracts	124,086	11,570	972.5%	126,648	-2.0%
Other assets	7,268	7,267	0.0%	7,268	0.0%

Permanent Assets
Investments	-	20	-	-	-
Property, plant and equipment	4,566,173	4,767,475	-4.2%	4,799,092	-4.9%
Intangibles	4,611,658	3,669,932	25.7%	4,817,312	-4.3%
Deferred	139,517	179,671	-22.3%	149,029	-6.4%

LIABILITIES	14,260,713	13,716,092	4.0%	16,239,468	-12.2%

CURRENT LIABILITIES	3,774,434	4,271,257	-11.6%	5,879,640	-35.8%
Suppliers	1,533,194	1,879,919	-18.4%	3,328,714	-53.9%
Loans and financing	1,242,698	1,449,336	-14.3%	1,482,705	-16.2%
Derivative contracts	23,826	17,832	33.6%	52,448	-54.6%
Salaries and related charges	117,663	124,693	-5.6%	106,991	10.0%
Taxes, charges and contributions	561,484	406,068	38.3%	601,778	-6.7%
Dividends and interest on shareholders’ equity payable	193,294	239,312	-19.2%	193,365	0.0%
Authorizations payable	-	34,791	-	-	-
Other liabilities	102,275	119,305	-14.3%	113,639	-10.0%

NONCURRENT LIABILITIES	2,839,837	1,798,496	57.9%	2,569,372	10.5%
Loans and financing	2,306,232	1,334,955	72.8%	2,066,514	11.6%
Derivative contracts	34,895	2,106	1557.2%	10,814	222.7%
Provision for contingencies	254,560	236,195	7.8%	253,370	0.5%
Pension plan	6,353	7,377	-13.9%	6,425	-1.1%
Asset retirement obligations	217,375	197,195	10.2%	211,802	2.6%
Other liabilities	20,422	20,669	-1.2%	20,447	-0.1%

SHAREHOLDERS' EQUITY	7,646,442	7,646,339	0.0%	7,790,456	-1.8%
Capital	7,613,610	7,550,525	0.8%	7,613,610	0.0%
Capital reserves	34,330	97,415	-64.8%	34,330	0.0%
Income reserves	142,516	123,865	15.1%	142,516	0.0%
Net Loss for the period	(144,014)	(125,466)	14.8%	-	-

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements (BR GAAP) (R$ Thousand)

DESCRIPTION	1Q09	1Q08%		4Q08%

Gross Revenues	4,212,130	4,218,914	-0.2%	4,898,282	-14.0%
Telecommunications Services	3,834,598	3,897,048	-1.6%	4,364,901	-12.1%
Usage and Monthly fee	1,878,636	1,952,049	-3.8%	2,238,602	-16.1%
Long distance	455,696	489,330	-6.9%	502,044	-9.2%
Interconnection	1,045,890	1,101,177	-5.0%	1,134,400	-7.8%
Value added services - VAS	429,684	327,068	31.4%	471,257	-8.8%
Others	24,692	27,424	-10.0%	18,598	32.8%
Handset sales	377,532	321,866	17.3%	533,381	-29.2%
Discounts and deductions	(1,200,462)	(1,225,956)	-2.1%	(1,354,144)	-11.3%
Taxes and discounts on services	(1,011,619)	(1,059,385)	-4.5%	(1,142,164)	-11.4%
Taxes and discounts on handset sales	(188,843)	(166,571)	13.4%	(211,981)	-10.9%
Net Revenues	3,011,668	2,992,958	0.6%	3,544,138	-15.0%
Services	2,822,979	2,837,663	-0.5%	3,222,737	-12.4%
Handset revenues	188,689	155,295	21.5%	321,401	-41.3%
Operating Expenses	(2,402,217)	(2,460,170)	-2.4%	(2,613,134)	-8.1%
Personnel expenses	(157,959)	(162,625)	-2.9%	(164,186)	-3.8%
Selling & marketing expenses	(709,130)	(598,141)	18.6%	(708,347)	0.1%
Network & interconnection	(984,633)	(1,044,547)	-5.7%	(1,048,241)	-6.1%
General & administrative	(103,488)	(123,779)	-16.4%	(118,883)	-13.0%
Cost Of Goods Sold	(324,451)	(263,235)	23.3%	(439,650)	-26.2%
Bad Debt	(134,453)	(271,701)	-50.5%	(130,554)	3.0%
Other operational revenues (expenses)	11,897	3,858	208.4%	(3,272)	-
EBITDA	609,451	532,788	14.4%	931,004	-34.5%
EBITDA - Margin over total net revenues	20.2%	17.8%	2.4 p.p	26.3%	-6.0 p.p
Depreciation & amortization	(641,222)	(572,032)	12.1%	(622,185)	3.1%
Depreciation	(343,752)	(319,732)	7.5%	(336,673)	2.1%
Amortization	(297,470)	(252,300)	17.9%	(285,512)	4.2%
EBIT	(31,771)	(39,244)	-19.0%	308,818	-
EBIT - Margin over total net revenues	-1.1%	-1.3%	0.3 p.p	8.7%	-
Net Financial Results	(69,314)	(73,609)	-5.8%	(57,041)	21.5%
Financial expenses	(82,278)	(72,787)	13.0%	(157,771)	-47.8%
Net exchange variance	(22,096)	(25,371)	-12.9%	28,590	-
Financial income	35,060	24,549	42.8%	72,140	-51.4%
Income before taxes and Minorities	(101,085)	(112,853)	-10.4%	251,778	-
Income tax and social contribution	(42,929)	(12,613)	240.4%	132,188	-
Net Loss	(144,014)	(125,466)	14.8%	383,966	-

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements (BR GAAP) (R$ Thousand)

	1Q09	1Q08%		4Q08%

EBIT	(31,771)	(39,245)	-19.0%	308,818	-

Depreciation and Amortization	641,222	572,032	12.1%	622,185	3.1%
Capital Expenditures	(194,444)	(272,642)	-28.7%	(782,499)	-75.2%
Changes in Net Operating Working Capital	(1,665,551)	(1,344,325)	23.9%	1,076,105	-

FREE OPERATING CASH FLOW	(1,250,543)	(1,084,179)	15.3%	1,224,610	-

Income and Social Contribution Taxes	(31,702)	-	-	(28,025)	13.1%
Dividends and Interest on Own Capital	(70)	(196)	-64.1%	124	-
Net Financial Income	(69,314)	(73,609)	-5.8%	(57,041)	21.5%
Other changes	4,698	18,124	-74.1%	(4,321)	-

NET CASH FLOW	(1,346,931)	(1,139,860)	18.2%	1,135,347	-

Attachment 4

TIM PARTICIPAÇÕES S.A.

EBITDA (R$ Thousand)

			YoY		QoQ
EBITDA Reconciliation	1Q09	1Q08%		4Q08%

Net Loss	(144,014)	(125,466)	14.8%	383,966	-
(+) Provision for Income Tax and Social Contribution	(42,929)	(12,613)	240.4%	132,188	-
(+) Net Financial Results	(69,314)	(73,609)	-5.8%	(57,041)	21.5%
EBIT	(31,771)	(39,244)	-19.0%	308,818	-
(+) Amortization and Depreciation	(641,222)	(572,032)	12.1%	(622,185)	3.1%
EBITDA	609,451	532,788	14.4%	931,004	-34.5%

Attachment 5

TIM PARTICIPAÇÕES S.A.

Consolidated Operational Indicators

	1Q09	4Q08	1Q08	QoQ	YoY
				%	%
Estimated Population in the Region (million)	190.9	190.4	189.0	0.2%	1.0%
Municipalities Served - GSM	2,772	2,768	2,706	0.1%	2.4%
Brazilian Wireless Subscriber Base (million)	153.7	150.6	125.8	2.0%	22.1%
Estimated Total Penetration	80.5%	79.1%	66.6%	1.4 p.p.	13.9 p.p.
Market Share	23.5%	24.2%	25.9%	-0.7 p.p.	-2.4 p.p.
Total Lines ('000)	36,096	36,402	32,533	-0.8%	11.0%
Prepaid	29,923	29,832	25,775	0.3%	16.1%
Postpaid	6,174	6,571	6,758	-6.0%	-8.6%
Gross Additions ('000)	3,836	4,674	3,787	-17.9%	1.3%
Net Additions ('000)	-306	1,196	1,279	-	-
Churn	11.4%	9.8%	7.9%	1.6 p.p	3.5 p.p
TOTAL ARPU	R$26.0	R$29.9	R$29.5	-13.2%	-11.9%
TOTAL MOU	70	86	94	-18.8%	-25.6%
Investment (R$ million)	194.4	782.5	272.6	-75.2%	-28.7%
Employees	10,212	10,300	10,097	-0.9%	1.1%

Attachment 6

Glossary

Financial Terms	Operational Indicators

Bad Debt (PDD) – Provision for estimated amount of accounts receivable.(customer balance).that has been determined to be uncollectible.	ARPU (Average Revenue per user) – Average total net service Revenue per customers in the period.
CAPEX (capital expenditure) – capital investment.	Churn rate – Percentage of the disconnections from customer base during the period.
EBIT = Earnings before interest and tax.	Customers – Number of access in service.
EBITDA = Earnings before interest, tax, depreciation and amortization.	Gross additions – Total of customers acquired in the period.
EBITDA Margin = EBITDA / Operating Net Revenue.	Net additions = Gross additions – number of customers disconnected.
Net Debt = Gross debt – cash.	Market Share – Company’s total number of customers / number of customers in its operating area.
Net debt / EBITDA = Index wichs evaluates the Company’s ability to pay its debt with the generation of operating cash of the period.	Market penetration = (Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Operating Cash Flow = EBITDA – CAPEX.	Net share – Participation of estimated net additions in the operating area.
PL – Shareholders’ Equity.	MOU (minutes of use) – monthly average in minutes of traffic per customer = (total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions.	SAC (Customer acquisition cost) = (marketing expenses + + commission + Fistel + “comodato” + costs of retention).
Working Capital = Operational current assets – operational current liabilities.	VU-M – Value of mobile use of the Cellular Operator network.

Technology and Services

CSP – Carrier Selection Code to long distance calls.
EDGE (Enhanced Data rates for Global Evolution) – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speed that can reach up to 200 Kbps, depending on the handset model.
GSM (Global System for Móbile Communications) – A system storing and coding cell phone data, such as user calls and data. The GSM is now the standard most used in the world.
SMP – Personal Mobile Services.
SMS (Short Message Service) – Ability to send and receive alphanumerical messages.
3G/HSDPA (High-Speed Downlink Packet Access) – 3G technology capable of proceed data transmission with higher speed, allowing the internet access through high speed connections to mobile users.
WAP (Wireless Application Protocol) – Allows access to internet servers through specific equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 05, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.